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SEC FILE NUMBER
333-128226

CUSIP NUMBER
45822W100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q and Form 10-QSB ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Intellect Neurosciences, Inc.

Full Name of Registrant

Former Name if Applicable

7 West 18th Street

Address of Principal Executive Office (Street and Number)
New York, NY 10011

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Intellect Neurosciences, Inc. (f/k/a GlobePan Resources, Inc.) (the “Company”) was unable to complete and file by May 15, 2007 its Report on Form 10-QSB for the quarter ended March 31, 2007 without unreasonable effort or expense. As was reported in the Company’s Current Report on Form 8-K filed January 31, 2007, the Company consummated a merger (the “Merger”) among the Company, Intellect USA, Inc. (f/k/a Intellect Neurosciences, Inc.), a Delaware corporation (“Intellect USA”) and INS Acquisition, Inc., a newly formed, wholly-owned Delaware subsidiary of the Company (“Acquisition Co.”), whereby Acquisition Co. merged with and into Intellect USA. Following the Merger, Intellect USA became the Company’s wholly-owned subsidiary and U.S. operating company, and the Company terminated its pre-existing business operations and adopted the business operations of Intellect USA. Since the Merger, the Company has focused on completing audited financial statements for the period ended December 31, 2006 which include the operations of Intellect USA. The Company expects to file an amendment to its Current Report on Form 8-K filed January 31, 2007 to include these audited financial statements on or about the date of filing of this Form 12b-25. Also, as reported on its Current Report on Form 8-K filed today, the Company changed its auditors effective May 10, 2007. As a result, the Company requires additional time to complete the Form 10-QSB regarding the quarter ended March 31, 2007 and cannot timely file that form without unreasonable effort or expense.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Elliot Maza	212	448-9300
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has ceased operations as a shell company since the corresponding period for the last fiscal year. This change occurred during the quarter ended March 31, 2007. The Company’s Report on Form 10-QSB for the quarter ended March 31, 2007 will reflect results of operations of the Company’s operating company subsidiary, Intellect USA. Due to the reasons stated above, the Company does not have final financial statements for its most recently completed quarter as of the date of this filing and, therefore, estimates regarding significant changes in results of operations cannot be made at this time.

INTELLECT NEUROSCIENCES, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

INTELLECT NEUROSCIENCES, INC.

Date	May 16, 2007	By	/s/ Elliot Maza

Elliot Maza
President and CFO